FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2020
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Director/PDMR Shareholding dated 12 August 2020
Exhibit No. 2	Total Voting Rights dated 28 August 2020

Exhibit No. 1

12 August 2020

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   NatWest Group plc (the Company) announces that ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) were delivered to PDMRs on 11 August 2020, as set out below.

The Shares delivered represent payment of a fixed share allowance (FSA) for the three month period ending 30 September 2020 and have been calculated using a share price of £1.1159.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Vanessa Bailey	Chief Risk Officer, NatWest Holdings	56,009	26,364	29,645
Robert Begbie	CEO, NatWest Markets	72,812	35,003	37,809
Helen Cook	Chief HR Officer	27,445	12,919	14,526
Bruce Fletcher	Chief Risk Officer, NatWest Group	67,211	31,637	35,574
Peter Flavel	CEO, Private Banking	50,440	23,743	26,697
Les Matheson	CEO, Personal Banking	67,211	32,310	34,901
Andrew McLaughlin1	CEO, RBS International	33,606	-	33,606
Simon McNamara	Chief Administrative Officer	72,812	35,003	37,809
Katie Murray	Chief Financial Officer	168,026	79,091	88,935
Alison Rose2	Chief Executive Officer	88,648	41,728	46,920
John Paul Thwaite	CEO, Commercial Banking	50,408	23,728	26,680
1. The FSA was delivered when Andrew McLaughlin was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.
2. Alison Rose has waived her entitlement to 25% of her total fixed pay for the period 9 April 2020 to 31 December 2020 and this is being effected through a reduction in the number of Shares she receives by way of FSA.

The above transactions took place on the London Stock Exchange (XLON).  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £1.1836.  Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

Legal Entity Identifier:
NatWest Group plc - 2138005O9XJIJN4JPN90
NatWest Markets Plc - RR3QWICWWIPCS8A4S074
NatWest Holdings Limited -  213800GDQMMREYFLQ454

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ('NWG') hereby notifies the following in respect of its issued share capital with voting rights as at 28 August 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28 August 2020
Ordinary shares of £1	12,127,099,717	4	48,508,398,868
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,127,999,717		48,511,998,868

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 August 2020

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary